FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                              MEDCO RESEARCH, INC.
                              --------------------
             (Exact name of registrant as specified in its charter)


                   Delaware                                   95-3318451
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   (State of incorporation or organization)               (I.R.S. Employer
                                                          Identification No.)


   7001 Weston Parkway, Cary, North Carolina             27513
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   (Address of principal executive offices)           (Zip Code)



Securities to be registered pursuant to Section 12(b) of the Act:

                                                Name of each exchange
          Title of each class                   on which each class is
          to be so registered                   to be registered
          -------------------                   ----------------

Common Stock Purchase Rights with               New York Stock Exchange
respect to Common Stock, par value
$.001


Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                ----------------
                                (Title of Class)

Item 1.  Description of Registrant's Securities to be Registered

         Common Stock Purchase Rights with respect to Common Stock, $.001 Par Value

                  On April 2, 1998, the Board of Directors of Medco Research, Inc. (the "Company" or the "Registrant") declared a dividend distribution of one Common Stock Purchase Right (a "Right") for each outstanding share of Common Stock, par value $.001, of the Company (the "Common Stock"). The distribution was made as of April 15, 1998 to stockholders of record as of the close of business on April 14, 1998 (the "Record Date"). Each Right entitled the registered holder to purchase from the Company one-half of one share of Common Stock at a price of $92.00 per whole share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement dated as of April 14, 1998 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

                  Until the close of business on the Distribution Date, which will occur on the earlier of (i) the tenth Business Day (or such later date as the Company's Board of Directors shall determine) after a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the Company's outstanding Common Stock (the "Stock Acquisition Date"), or (ii) the tenth Business Day (or such later date as the Board of Directors shall determine) after the commencement of a tender offer or exchange offer which would result in the offeror's ownership of 20% or more of the outstanding Common Stock, the Rights will be represented by and transferred with, and only with, the Common Stock. Until the Distribution Date, new certificates issued for Common Stock after the Record Date will contain a legend incorporating the Rights Agreement by reference, and the surrender for transfer of any of the Common Stock certificates will also constitute the transfer of the Rights associated with the Common Stock represented by such certificates. As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and thereafter separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until an event occurs which gives rise to a Distribution Date. The Rights will expire at the close of business on April 15, 2008, unless earlier redeemed or terminated by the Company as described below. All Common Stock certificates issued prior to the Distribution Date will be issued with Rights.

                  The Purchase Price payable, and the number of Common Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock at the time of grant or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness, cash (excluding periodic regular cash dividends payable at a rate not in excess of 125% of the rate of the last cash dividend theretofore paid), assets, stock (other than dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

                  In the event that, after the Stock Acquisition Date, the Company were to be acquired in a merger or other business combination or more than 50% of the assets or earning power of the Company and its subsidiaries taken as a whole were to be sold or transferred in one or more series of transactions, then each holder of record of a Right (other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such, which Rights will thereafter be void) will, from and after such date, have the right to receive, upon payment of the Purchase Price, that number of shares of the common stock of the surviving, resulting or acquiring company having a market value at the time of such transaction equal to two times the Purchase Price.

                  In the event that any person or group of affiliated or associated persons becomes the beneficial owner of 20% or more of the then outstanding Common Stock, or after the Stock Acquisition Date any person merges with or into the Company and any shares of the Company's Common Stock are changed into or exchanged for other securities or assets, then each holder of a

Right (other than Rights beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such, which Rights will thereafter be void) will thereafter have the right to receive, upon payment of the Purchase Price, that number of shares of Common Stock having a market value equal to two times the Purchase Price.

                  At any time after the later of the Distribution Date and the first occurrence of a triggering event, the Company may, at its option, exchange all or part of the then outstanding and exercisable Rights (other than Rights owned by an Acquiring Person) for Common Stock at an exchange ratio of one share of Common Stock per Right.

                  To the extent that insufficient shares of Common Stock are available for the exercise in full of the Rights, holders of Rights will receive, upon exercise, shares of Common Stock to the extent available and then cash, property or other securities of the Company (which may be accompanied by a reduction in the Purchase Price), in proportions determined by the Company so that the aggregate value received is equal to twice the Purchase Price.

                  No fractional shares of Common Stock (other than fractions which may, at the election of the Company, be evidenced by depositary receipts) will be issued upon the exercise of Rights. In lieu of fractional shares the Company may pay to the holders of Rights a payment in cash equal to the same fraction of the closing price of the Common Stock on the trading day immediately prior to the date of exercise.

                  The Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") at any time prior to the later of (i) the Distribution Date and (ii) the Stock Acquisition Date, provided that the right of redemption shall cease upon the occurrence of any triggering event. Immediately upon the action of the Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price without any interest thereon.

                  Except for an amendment which would change the Redemption Price, the Purchase Price or the number of shares of Common Stock for which a Right is exercisable, (a) prior to the Distribution Date the Company may amend the Rights Agreement in any manner and (b) from and after the Distribution Date the Company may amend the Right Agreement in any manner that does not adversely affect the interest of the holders of Rights other than an Acquiring Person; provided, however, that between April 15, 2001 and September 30, 2001 the Board of Directors shall review the other provisions of the Rights Agreement, including without limitation the Final Expiration Date, to determine what amendments, if any, are necessary or appropriate to better effectuate its purposes.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is an exhibit to this Registration Statement and is incorporated in this summary description by reference.


Item 2.  Exhibits.

                                    Description
                                    -----------

                        1. Rights Agreement, dated as of April 14, 1998, between Medco Research, Inc. and American Stock Transfer & Trust Company, as Rights Agent, as filed as an Exhibit to the Form 8-A filed by Registrant on April 15, 1998, as amended in the Form 8-A/Amendment No. 1 filed on April 27, 1998, is incorporated herein by reference.

                        2.          All exhibits  required by  Instruction II to
                                    Item 2 will  be  supplied  to the  New  York
                                    Stock Exchange.



                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            MEDCO RESEARCH, INC.



Date:  November 23, 1998                    /s/ Glenn Andrews
                                            ------------------------------
                                            Name:  Glenn Andrews
                                            Title: Chief Financial Officer
                                                   Vice President-Finance
                                                   & Administration

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